

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Leonard Stella
President
Purthanol Resources Limited
2711 Centreville Rd., Suite 400
Wilmington, DE 19808

> **Re: Purthanol Resources Limited**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed January 12, 2022**
> **File No. 000-33271**

Dear Mr. Stella:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

Amendment No. 1 to Registration Statement on Form 10-12G Filed January 12, 2022

General

1. We note your response to comment 2. Please disclose in the Form 10 that the company is a delinquent filer and disclose any material impact this may have on your business and securities.

Item 13. Financial Statements and Supplementary Data, page 14

2. We note your response to comment 3. Please revise your Form 10 to include interim financial statements for the quarterly periods in the year ended November 30, 2021 pursuant to Article 8-08 of Regulation S-X.

3.   We note several revisions to your previously filed financial statements, as well as the Item 4.02 8-K filed on December 14, 2021. Please revise your filing to include the disclosures required by ASC 250-10-50-7 through 50-10.

     You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Real Estate & Construction

cc: Ron Mclntyre